Exhibit 99.45

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

September 30, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM ANNOUNCES RESIGNATION OF CORPORATE SECRETARY

Vancouver, BC – September 30, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") announces that Ms. Mary Davies has resigned as Corporate Secretary. The Company wishes to thank Ms. Davies for her significant contributions to Cream and wishes her every success in her future endeavours.

Cream Minerals is a silver-gold exploration company. The Company’s focus is advancing the Nuevo Milenio Silver-Gold Project, Nayarit Sate, Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB, Chairman

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.